Filed Pursuant to Rule 424(b)(5)

Registration No. 333-284232

PROSPECTUS SUPPLEMENT AMENDMENT NO.1 DATED NOVEMBER 28, 2025

(To Prospectus dated February 5, 2025 and Prospectus Supplement dated August 15, 2025)

Fitell Corporation

Up to $6,898,515

Class A Ordinary Shares

This prospectus supplement amendment no.1 dated November 28, 2025, or this Amendment, amends and supplements the information in our prospectus dated February 5, 2025 that forms a part of our registration statement on Form F-3 (File No. 333-284232) and our prospectus supplement dated August 15, 2025, which together with this prospectus we refer to as the Original Prospectus. This Amendment, which is being filed as a result of changes in the extent to which we can utilize an existing at-the-market offering agreement, should be read in conjunction with the Original Prospectus and is qualified in its entirety by reference to the Original Prospectus, except to the extent that the information in this Amendment amends or supersedes the information contained in the Original Prospectus. This Amendment is not complete without and may only be delivered or utilized in connection with, the Original Prospectus and any future amendments or supplements thereto. The Original Prospectus, as amended and supplemented by this Amendment, is sometimes referred to herein as the Prospectus.

The Original Prospectus related to the offer and sale from time to time of our class A ordinary shares, par value $0.0001 per share, having an aggregate offering price of up to $75,000,000, pursuant to the terms of an At The Market Offering Agreement, dated August 15, 2025, or the ATM Agreement, that we entered into with Rodman & Renshaw LLC, or the Agent, as our sales agent thereunder. As of the date of this Amendment, we have sold an aggregate of 364,164 of our class A ordinary shares (or 363,696 Class A ordinary shares, par value $0.0016 per share, if retroactively adjusted to reflect the Share Consolidation (as defined below)) through the Agent under the ATM Agreement having an aggregate gross proceeds of $1,272,284, leaving an available balance of $73,727,716 aggregate offering price of class A ordinary shares that we may offer and sell under the ATM Agreement, without giving effect to any offering limitations that may apply as set forth in the ATM Agreement, including those described herein.

In additional, on September 23, 2025, we effected a 1-for-16 share consolidation, or the Share Consolidation, of our ordinary shares, par value of $0.0001 per share, with a post-Share Consolidation par value of $0.0016. As a result of the Share Consolidation, every sixteen (16) shares of the Company’s ordinary shares were automatically consolidated into one ordinary share. Our Class A ordinary shares began trading on The Nasdaq Capital Market on a post-Share Consolidation basis at the open of business on September 23, 2025, with the new CUSIP number of G35150138. The par value and other terms of our Class A ordinary shares were not affected by the Share Consolidation. Numbers of shares and calculation relating thereto in this Amendment are presented on a post-Share Consolidation basis.

On November 14, 2025, the date we filed our annual report on Form 20-F for the fiscal year ended June 30, 2025, the offer and sale of our class A ordinary share under the Original Prospectus and our registration statement on Form F-3 (File No. 333-284232) of which the Original Prospectus forms a part, or the Registration Statement, became subject to the offering limits imposed by General Instruction I.B.5 of Form F-3. At that time and as of the date of this Amendment, the aggregate market value of our ordinary shares held by non-affiliates pursuant to General Instruction I.B.5 of Form F-3 is $24,512,398, which was calculated based on 4,071,827 outstanding ordinary shares held by non-affiliates and a price of $6.02 per share, the closing price of our Class A ordinary shares on October 1, 2025 which is the highest closing sale price of our Class A ordinary shares on The Nasdaq Capital Market within the 60-day period immediately preceding the date of this Amendment.

We are filing this Amendment to reflect the maximum amount of Class A ordinary shares that we may offer and sell through the Agent under the ATM Agreement while subject to the offering limitations under General Instruction I.B.5. of Form F-3. As a result of these offering limitations and the current public float of our Class A ordinary shares, and in accordance with the terms of the ATM Agreement, we may offer and sell Class A ordinary shares having an aggregate offering price of up to approximately $6,898,515 (which is less than one-third of our public float to $24,512,398, less $1,272,284 we received from the sale of 363,696 Class A ordinary shares within the prior twelve months pursuant to the Original Prospectus). If the public float of our Class A ordinary shares increase after the date of this Amendment such that we may sell additional amounts of our Class A ordinary shares through the Agent under the ATM Agreement and the Registration Statement, we will file another prospectus supplement with the Securities and Exchange Commission, or the SEC that will amend and supplement this Prospectus to include such additional amount of Class A ordinary shares that we may sell through the Agent under the ATM Agreement and the Registration Statement before we sell such additional Class A ordinary shares under the ATM Agreement.

The sales of our Class A Ordinary Shares, if any, under this Amendment will be made by any method that is deemed to be an “at the market offering” as defined in Rule 415(a)(4) under the Securities Act, including sales made directly on The Nasdaq Capital Market, on any other existing trading market for our Class A ordinary shares, or to or through a market maker.

Our Class A ordinary shares are listed on Nasdaq under the symbol “FTEL.” The last reported sales price of our Class A ordinary shares on November 26, 2025 was $0.812 per share.

Investing in our Ordinary Shares involves risks. See the section entitled “Risk Factors” in the Prospectus and the documents incorporate by reference therein.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement and the accompanying prospectus. Any representation to the contrary is a criminal offense.

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Rodman & Renshaw LLC

The date of this prospectus supplement amendment no.1 is November 28, 2025.